Exhibit 99.3

On Reports Results for the Second Quarter and Six-Month Period Ended June 30, 2022
•On had a very strong first half of 2022, with second quarter 2022 results again exceeding expectations to surpass CHF 500 million net sales for the half year. Q2 2022 net sales increased by 66.6%, driven by a strong wholesale growth of 70.1% and DTC growth of 60.8%, as well as continued exceptional momentum and demand in On's North America region, growing at 102.5%.
•On records Q2 2022 net sales of CHF 291.7 million, net income of CHF 49.1 million and adjusted EBITDA of CHF 31.4 million despite the continued challenging supply chain environment as well as geopolitical and macroeconomic uncertainties.
•On delivers a second quarter 2022 gross profit margin of 55.1%, down from 60.7% in the prior year period and up from 51.8% in the first quarter 2022, reflecting continued, yet reduced transitory headwinds from higher airfreight share and corresponding expenses.
•On is closely observing macroeconomic developments and potential consumer demand impacts of the current environment. However, on the back of the very successful first half of the year and continued strong demand for On's products, On is raising its previous guidance and now expects net sales of at least CHF 1.1 billion and adjusted EBITDA of CHF 145 million for the full year 2022. Guidance for the full year adjusted EBITDA margin remains unchanged at 13.2%.
•On continues to focus on delivering innovation that will drive performance for the world's best athletes. The second quarter not only saw On's first Diamond League victory, but also On's first Commonwealth Games and World Championship medals. In addition, On is taking big strides on its sustainability mission, having delivered the first fully recyclable subscription-based running shoe to early subscribers of On's Cyclon program.

ZURICH, Switzerland, August 16, 2022 - On Holding AG (NYSE: ONON) (“On,” “On Holding AG,” the “Company,” “we,” “our,” “ours,” or “us”), has announced its financial results for the second quarter and six-month period ended June 30, 2022.

Martin Hoffmann, Co-CEO and CFO of On, said: “We are very pleased and proud to report that we have reached our highest quarterly net sales in history in the second quarter of 2022 and with that, are observing a continued strong demand for On products across all regions. Our team has done an outstanding job to efficiently manage product flows in what we expect to be the near final stages of supply shortages stemming from last year's factory closures. Thanks to them, we have been able to welcome many new fans to the On community and equip them with our newest product launches. In June, for the first time in our history, single-month net sales exceeded 100 million Swiss Francs, bringing our total net sales for the first half of 2022 to over 500 million Swiss Francs. Based on the performance we have seen in the first half, we are once again increasing our outlook for net sales and adjusted EBITDA for the full year 2022. As we continue on our mission to ignite the human spirit through movement, we are thinking long-term and our goal is to build a durable company at the intersection of performance, design and impact."

Caspar Coppetti, Co-Founder and Executive Co-Chairman of On, said: “On continues to make great strides and reach new milestones at the intersection of performance, design and impact. We are thrilled to see our commitment to developing high-performance products to unleash our athletes' full potential paying off. In the past few weeks On athletes have shown incredible performances, leading to not only our first Diamond League victory, but also our first Commonwealth Games and World Championship medals. This quarter also saw us reach significant milestones on our mission to drive sustainable and circular innovations. Just a few weeks ago, our very first community of Cyclon subscribers in the US received their first subscription-based and fully recyclable shoe called Cloudneo. This very special launch has been a further step towards our sustainability mission and we are looking forward to sharing many more innovations in the future."

Second Quarter 2022 Financial and Operating Metrics
Key highlights for the three-month period ended June 30, 2022 compared to the three-month period ended June 30, 2021 include:

•    net sales increased 66.6% to CHF 291.7 million;
•    net sales through the direct-to-consumer ("DTC") sales channel increased 60.8% to CHF 105.6 million;
•    net sales through the wholesale sales channel increased 70.1% to CHF 186.0 million;

•    net sales in North America, Europe and Asia-Pacific increased 102.5% to CHF 181.7 million, 17.5% to CHF 83.3 million and 52.2% to CHF 17.9 million, respectively;
•    net sales from shoes, apparel and accessories increased 68.2% to CHF 280.6 million, 31.3% to 9.2 million and 51.9% to 1.8 million;
•gross profit increased 51.2% to CHF 160.8 million;
•    gross margin decreased to 55.1% from 60.7%;
•    net income increased to CHF 49.1 million from CHF 14.2 million;
•    net income margin increased to 16.9% from 8.1%;
•basic EPS Class A (CHF) increased by CHF 0.11 to CHF 0.16;
•diluted EPS Class A (CHF) increased by CHF 0.10 to CHF 0.15;
•    adjusted EBITDA increased 14.7% to CHF 31.4 million from CHF 27.4 million;
•adjusted EBITDA margin decreased from 15.7% to 10.8%;
•adjusted net income increased to CHF 44.8 million from CHF 14.0 million;
•adjusted basic EPS Class A (CHF) increased by CHF 0.09 to CHF 0.14; and
•adjusted diluted EPS Class A (CHF) increased by CHF 0.09 to CHF 0.14.

Key highlights for six-month period ended June 30, 2022 compared to the six-month period ended June 30, 2021 include:
•net sales increased 67.2% to CHF 527.3 million;
•net sales through the DTC sales channel increased 63.9% to CHF 189.1 million;
•net sales through the wholesale sales channel increased 69.1% to CHF 338.3 million;
•net sales in North America, Europe and Asia-Pacific increased 95.3% to CHF 320.1 million, 23.7% to CHF 158.2 million and 80.4% to CHF 34.4 million, respectively;
•net sales from shoes, apparel and accessories increased 68.5% to CHF 503.1 million, 38.5% to CHF 20.6 million and 76.8% to CHF 3.7 million
•gross profit increased 51.1% to CHF 282.9 million;
•gross margin decreased to 53.6% from 59.3%;
•net income increased to CHF 63.5 million from CHF 3.8 million;
•net income margin increased to 12.0% from 1.2%
•basic EPS Class A (CHF) increased by CHF 0.19 to CHF 0.20;
•diluted EPS Class A (CHF) increased by CHF 0.19 to CHF 0.20;
•adjusted EBITDA decreased 0.4% to CHF 47.1 million from CHF 47.3 million;;
•adjusted EBITDA margin decreased from 10.8% to 8.9%;
•adjusted net income increased to CHF 61.8 million from CHF 26.4 million;
•adjusted basic EPS Class A (CHF) increased 106.0% to CHF 0.20; and
•adjusted diluted EPS Class A (CHF) increased 107.5% to CHF 0.19.

Key highlights as of June 30, 2022 include:
•cash decreased 14.6% to CHF 557.7 million compared to December 31, 2021; and
•net working capital was CHF 330.8 million as of June 30, 2022 which reflects an increase of 76.4% compared to December 31, 2021.

Adjusted EBITDA, adjusted EBITDA margin, adjusted net income, adjusted basic EPS, adjusted diluted EPS and net working capital are non-IFRS measures used by us to evaluate our performance. Furthermore, we believe adjusted EBITDA, adjusted EBITDA margin, adjusted net income, adjusted basic EPS, adjusted diluted EPS and net working capital enhance investors understanding of our financial and operating performance from period to period because they exclude certain material items related to share-based compensation and other costs which are not reflective of our ongoing operations and performance. Adjusted EBITDA, adjusted EBITDA margin, adjusted net income, adjusted basic EPS, adjusted diluted EPS and net working capital should not be considered in isolation or as a substitute for other financial measures calculated and presented in accordance with IFRS. For a detailed description and a reconciliation to the nearest IFRS measure, see the section below titled “Non-IFRS Measures”.

Outlook
Following a very successful first half of the year with net sales exceeding CHF 500 million, we continue to be confident in our ability to execute our growth strategy in the second half of 2022 despite ongoing macroeconomic uncertainties and challenges.

We currently anticipate limited impacts from these macroeconomic uncertainties on the demand for our products. Nevertheless, we see it as our duty to remain prudent and alert in such an environment and have taken certain measures to grow our cost base somewhat more conservatively than initially planned.

The first half of 2022 had been further impacted by the transitory supply shortages as a result of factory closures in 2021. Thanks to the dedication and commitment of our factory partners, our inventory situation has in the meantime improved significantly. As such, the use of air freight is anticipated to be reduced in the second half of the year. We will selectively continue to use air freight to ensure availability of our more recently launched products, which did not have an initial inventory position. From this, we expect a limited headwind to our gross profit margin of 150-200 basis points in the third quarter of 2022.

Taking into consideration the current macroeconomic challenges as well as the very successful first half year of 2022, we are increasing our outlook for net sales and adjusted EBITDA. For the fiscal year ending December 31, 2022, we now expect net sales to reach CHF 1.1 billion, representing a year-over-year growth of 52% compared to 2021. The higher anticipated net sales will allow additional, growth focused investments into the brand while increasing our adjusted EBITDA target for the full year to CHF 145 million, confirming our goal of an adjusted EBITDA margin of 13.2% even at the significantly elevated top line outlook. Other than with respect to IFRS net-sales, we only provide guidance on a non-IFRS basis. The Company does not provide a reconciliation of forward-looking adjusted EBITDA to IFRS net income due to the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliation. As a result, we are not able to forecast with reasonable certainty all deductions needed in order to provide a reconciliation to net income.

The above outlook is based on current market conditions and reflects the Company’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to change. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of risks and uncertainties, including those stated below.

Conference Call Information
A conference call to discuss third quarter results is scheduled for August 16, 2022 at 8 a.m. US Eastern time (2 p.m. Central European Time). Those interested in participating in the call are invited to dial the following numbers:

United States:        +1 760 294 16 74
United Kingdom:    +44 203 059 58 69
Switzerland:        +41 91 261 14 47

No access code necessary.

Additionally, a live webcast of the conference call will be available on the Company's investor relations website and under the following link: https://events.q4inc.com/attendee/181293777. Following the conclusion of the call, a replay of the conference call will be available on the Company's website.

About On
On was born in the Swiss Alps with one goal: to revolutionize the sensation of running by empowering all to run on clouds. Twelve years after market launch, On delivers industry-disrupting innovation in premium footwear, apparel, and accessories for high-performance running, outdoor, and all-day activities. Fuelled by customer-recommendation, On’s award-winning CloudTec® innovation, purposeful design and ground-breaking strides in sportswear’s circular economy have attracted a fast-growing global fanbase — inspiring humans to explore, discover and dream on. On is present in more than 60 countries globally and engages with a digital community on www.on-running.com.

Non-IFRS Measures
Adjusted EBITDA, adjusted EBITDA margin, adjusted net income, adjusted basic EPS, adjusted diluted EPS and net working capital are financial measures that are not defined under IFRS. We use these non-IFRS measures when evaluating our performance, including when making financial and operating decisions, and as a key component in the determination of variable incentive compensation for employees. Additionally, we believe these non-IFRS measures enhance an investor’s understanding of our financial and operating performance from period to period, because certain measures, such as adjusted EBITDA and adjusted EBITDA margin, exclude certain material items relating to share-based compensation and other costs which are not reflective of our ongoing operations and performance. In particular, we believe adjusted EBITDA, adjusted EBITDA margin, adjusted net income and net working capital are measures commonly used by investors to evaluate companies in the sportswear industry.

However, adjusted EBITDA, adjusted EBITDA margin, adjusted net income, adjusted basic EPS, adjusted diluted EPS or net working capital should not be considered in isolation or as a substitute for other financial measures calculated and presented in accordance with IFRS and may not be comparable to similarly titled non-IFRS measures used by other companies. For more information on these non-IFRS measures, please see the section captioned "Reconciliation of Non-IFRS Measures" included in the accompanying financial tables, which includes more detail on the IFRS measure that is most directly comparable to each non-IFRS measure, and the related reconciliations between these measures.

As noted above, we do not provide a reconciliation of forward-looking adjusted EBITDA to IFRS net income due to the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliation. The amount of these deductions may be material and, therefore, could result in projected net income being materially less than projected adjusted EBITDA. These statements represent forward-looking information and may represent a financial outlook, and actual results may vary. Please see the risks and assumptions referred to in the Forward-Looking Statements section of this news release.

Forward-Looking Statements
This press release includes estimates, projections, statements relating to the Company's business plans, objectives, and expected operating results that are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. In many cases, you can identify forward-looking statements by terms such as "may," "will," "should," "expects," "plans," "anticipates," "outlook," "believes," "intends," "estimates," "predicts," "potential" or the negative of these terms or other comparable terminology. These forward-looking statements also include the Company's guidance and outlook statements. These statements are based on management's current expectations but they involve a number of risks and uncertainties. Actual results and the timing of events could differ materially from those anticipated in the forward-looking statements as a result of risks and uncertainties, which include, without limitation: our ability to maintain the value and reputation of our brand; the current COVID-19 coronavirus pandemic and related government, private sector, and individual consumer responsive actions; global supply chain challenges in the form of inflationary cost pressures on labor and freight caused by COVID-19; the ongoing conflict between Russia and Ukraine; our highly competitive market and increasing competition; our ability to compete and conduct our business in the future; our ability to anticipate consumer preferences and to continue to innovate and to successfully develop and introduce new, innovative and updated products; the acceptability of our products to customers and our ability to connect with our consumer base; our ability to accurately forecast consumer demand for our products and manage product manufacturing decisions; changes in consumer tastes and shopping preferences and shifts in distribution channels; our international operations; our ability to expand internationally in light of our limited operating experience and limited brand recognition in new international markets; our ability to implement our growth strategy and manage our growth and the increased complexity of our business effectively; our ability to strengthen our direct-to-consumer channel; our ability to successfully open new store locations in a timely manner; seasonality; our third-party suppliers, manufactures and other partners, including their financial stability and our ability to find suitable partners to implement our growth strategy; our reliance on and limited control over third-party suppliers to provide materials for and to produce our products; the operations of many of our suppliers are subject to international and other risks; suppliers or manufacturers not complying with our Vendor Code of Ethics or applicable laws; our ability to deliver our products to the market and to meet consumer expectations if we have problems with our distribution system; our ability to distribute products through our wholesale channel; the availability of qualified personnel and the ability to retain such people; increasing labor costs and other factors associated with the production of our products in South Asia and South East Asia; changes in commodity, material, distribution and other operating costs; rising inflation rates due to material shortages, transportation bottlenecks and rising shipping costs; our ability to safeguard against security breaches with respect to our information technology systems; our compliance with privacy and data protection laws; our reliance on complex IT systems and any material disruption of our information systems, including security breaches; our ability to have technology-based systems function effectively and grow our e-commerce business globally; climate change, and related legislative and regulatory responses; increased scrutiny regarding our environmental, social, and governance; or sustainability responsibilities; an economic recession, depression, or downturn or economic uncertainty in our key markets; global economic, demographic, political and business conditions; health epidemics, pandemics and similar outbreaks, including the COVID-19 pandemic; our ability to source and sell our merchandise profitably or at all if new trade restrictions are imposed or existing trade restrictions become more burdensome; changes in governmental regulations or tax laws, including unanticipated tax liabilities; our ability to comply with trade and other regulations; fluctuations in foreign currency exchange rates; imitation by our competitors; our ability to protect our intellectual property and defend against allegations of violations of third-party intellectual property by us; conflicting trademarks and the prevention of sale of certain products; our exposure to various types of litigation; our generation of net losses in the past and potentially in the future; other factors that may affect our financial condition, liquidity and results of operations; our expectations regarding the time during which we will be an emerging growth company under the JOBS Act and a foreign private issuer; and other risks and uncertainties set out in filings made from time to time with the United States Securities and Exchange Commission and available at www.sec.gov, including, without limitation, our most recent reports on Form 20-F and Form 6-K. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements. The forward-looking statements made herein speak only as of the date of this press release and the Company undertakes no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances, except as may be required by law.

For investor and media inquiries
Investor Contact:
On Holding AG
Jerrit Peter
investorrelations@on-running.com
or
ICR, Inc.
Brendon Frey
brendon.frey@icrinc.com

Media Contact:
On Holding AG
Vesna Stimac
press@on-running.com

Source: On
Category: Earnings

Consolidated Financial Information
Unaudited interim condensed consolidated statements of income / (loss)

	Three-month period ended June 30,		Six-month period ended June 30,
(CHF in thousands)	2022	2021	2022	2021

Net sales	291,662	175,062	527,343	315,454
Cost of sales	(130,824)	(68,714)	(244,431)	(128,275)
Gross profit	160,838	106,348	282,912	187,179
Selling, general and administrative expenses	(134,497)	(82,966)	(253,200)	(174,699)
Operating result	26,341	23,382	29,712	12,480
Financial income	1,114	5	1,424	12
Financial expenses	(1,536)	(1,025)	(3,035)	(1,543)
Foreign exchange result	32,272	(380)	49,462	2,299
Income before taxes	58,191	21,982	77,563	13,248
Income taxes	(9,043)	(7,772)	(14,071)	(9,490)
Net income	49,148	14,210	63,492	3,758
Earnings per share
Basic EPS Class A (CHF)	0.16	0.05	0.20	0.01
Basic EPS Class B (CHF)	0.016	0.005	0.020	0.001

Diluted EPS Class A (CHF)	0.15	0.05	0.20	0.01
Diluted EPS Class B (CHF)	0.015	0.005	0.020	0.001

Unaudited interim condensed consolidated balance sheets

(CHF in thousands)	6/30/2022	12/31/2021

Cash and cash equivalents	557,671	653,081
Trade receivables	158,528	99,264
Inventories	216,713	134,178
Other current financial assets	58,803	30,054
Other current operating assets	68,473	48,024

Current assets	1,060,188	964,601

Property, plant and equipment	52,000	34,399
Right-of-use assets	186,605	177,889
Intangible assets	56,975	57,464
Deferred tax assets	16,475	2,171

Non-current assets	312,055	271,923

Assets	1,372,243	1,236,524

Trade payables	44,443	45,939
Other current financial liabilities	26,323	20,096
Other current operating liabilities	141,209	121,673
Current provisions	5,102	14,903
Income tax liabilities	18,977	2,400

Current liabilities	236,054	205,011

Employee benefit obligations	1,704	5,853
Non-current provisions	5,870	4,442
Other non-current financial liabilities	176,331	167,228
Deferred tax liabilities	16,397	5,611

Non-current liabilities	200,302	183,134

Share capital	33,454	33,454
Treasury shares	(26,142)	(25,035)
Capital reserves	1,063,841	1,043,987
Other reserves	1,847	(3,422)
Accumulated losses	(137,113)	(200,605)

Equity	935,887	848,379

Equity and liabilities	1,372,243	1,236,524

Unaudited interim condensed consolidated statements of cash flows

	Six-month period ended June 30,
(CHF in thousands)	2022	2021

Net income	63,492	3,758
Share-based compensation	1,806	19,891
Employee benefit expenses	811	727
Depreciation and amortization	19,955	11,676
Loss/gain on disposal of assets	1,535	—
Interest income and expenses	1,175	1,092
Net exchange differences	(60,525)	(1,740)
Income taxes	14,071	9,490
Change in provisions	(8,775)	2,661
Change in working capital
Trade receivables	(53,367)	(31,017)
Inventories	(74,625)	(43,788)
Trade payables	(1,763)	33,691
Change in other current assets / liabilities	(23,966)	24,086
Income taxes paid	(6,105)	(770)
Cash inflow / (outflow) from operating activities	(126,281)	29,757

Purchase of tangible assets	(23,651)	(3,493)
Purchase of intangible assets	(3,633)	(6,100)
Payment of contingent considerations	—	(197)
Cash inflow / (outflow) from investing activities	(27,284)	(9,790)

Payments of lease liabilities	(6,773)	(3,568)
Proceeds from issue of shares	—	71
Proceeds on sale of treasury shares related to share-based compensation	20,466	—
Equity transaction costs	—	(363)
Interests received	1,394	—
Interests paid	(2,527)	(1,088)
Cash inflow / (outflow) from financing activities	12,560	(4,948)

Change in net cash and cash equivalents	(141,005)	15,019
Net cash and cash equivalents at January 1	653,081	90,595
Net impact of foreign exchange rate differences	45,595	936
Net cash and cash equivalents at June 30	557,671	106,550

Reconciliation of non-IFRS measures
Adjusted EBITDA and adjusted EBITDA margin
The table below reconciles net income / (loss) to adjusted EBITDA for the periods presented. Adjusted EBITDA margin is equal to adjusted EBITDA for the period presented as a percentage of net sales for the same period.

	Three-month period ended June 30,			Six-month period ended June 30,
(CHF in thousands)	2022	2021	% Change	2022	2021	% Change

Net income	49,148	14,210	245.9%	63,492	3,758	1589.4%
Exclude the impact of:
Income taxes	9,043	7,772	16.4%	14,071	9,490	48.3%
Financial income	(1,114)	(5)	20407.8%	(1,424)	(12)	11473.9%
Financial expenses	1,536	1,025	49.8%	3,035	1,543	96.6%
Foreign exchange result(1)	(32,272)	380	(8584.0)%	(49,462)	(2,299)	2051.6%
Depreciation and amortization	10,647	6,351	67.6%	19,955	11,676	70.9%
Share-based compensation(2)	(5,566)	(5,590)	(0.4)%	(2,535)	19,891	(112.7)%
Equity transaction costs	—	3,251	(100.0)%	—	3,251	(100.0)%
Adjusted EBITDA	31,422	27,394	14.7%	47,132	47,298	(0.4)%
Adjusted EBITDA Margin	10.8%	15.7%	(31.2)%	8.9%	15.0%	(40.4)%

(1)    Represents the foreign exchange impact within the net financial result. We do not consider these expenses reflective of the operating performance of the business.
(2)    Represents non-cash share-based compensation expense. We do not consider these expenses reflective of the operating performance of the business.

Adjusted Net Income, Adjusted Basic EPS and Adjusted Diluted EPS
We use adjusted net income, adjusted basic EPS and adjusted diluted EPS as measures of operating performance in conjunction with related IFRS measures.
Adjusted basic EPS is used in conjunction with other non-IFRS measures and excludes certain items (as listed below) from the calculation in order to increase comparability of the metric from period to period, which we believe makes it useful for management, our audit committee and investors to assess our financial performance over time.
Diluted earnings per share (EPS) is calculated by dividing net income by the weighted average number of ordinary shares outstanding during the period on a fully diluted basis. For the purpose of operational performance measurement, we calculate adjusted net income, adjusted basic EPS and adjusted diluted EPS in a manner that fully excludes the impact of any costs related to share-based compensation and other costs which are not reflective of our ongoing operations and performance and includes the tax effect on the tax deductible portion of the non-IFRS adjustments.
The table below provides a reconciliation between net income / (loss) to adjusted net income, adjusted basic EPS and adjusted diluted EPS for the periods presented:

	Three-month period ended June 30,
(CHF in thousands, except per share data)	2022	2022	2021	2021
	Class A	Class B	Class A	Class B

Net income	43,788	5,360	12,843	1,367
Exclude the impact of:
Share-based compensation(1)	(4,959)	(607)	(5,053)	(538)
Equity transaction costs	—	—	2,939	312
Tax effect of adjustments(2)	1,082	133	1,907	203
Adjusted Net income	39,911	4,886	12,636	1,344

Number of shares at beginning of period(4)	281,980,806	345,437,500	280,283,750	—
Number of shares at end of period(4)	282,429,259	345,437,500	245,740,000	345,437,500
Weighted number of outstanding shares(4)	282,182,571	345,437,500	253,332,033	269,517,170
Weighted number of shares with dilutive effects(4)	2,241,734	6,782,573	3,296,613	—
Weighted number of outstanding shares (diluted and undiluted)(3)(4)	284,424,305	352,220,073	256,628,646	269,517,170

Adjusted Basic EPS (CHF)	0.14	0.014	0.05	0.005
Adjusted Diluted EPS (CHF)	0.14	0.014	0.05	0.005
(1)    Represents non-cash share-based compensation expense. We do not consider these expenses reflective of the operating performance of the business.
(2)    The tax effect has been calculated by applying the local tax rate on the tax deductible portion of the respective adjustments.
(3)    Weighted number of outstanding shares (diluted and undiluted) are presented herein in order to calculate Adjusted Basic EPS as Adjusted Net Income for such periods.
(4)    Original share numbers have been multiplied by 1,250 to give effect to the Share Capital Reorganization that took place in 2021.

	Six-month period ended June 30,
(CHF in thousands, except per share data)	2022	2022	2021	2021
	Class A	Class B	Class A	Class B

Net income	56,553	6,939	3,575	183
Exclude the impact of:
Share-based compensation(1)	(2,258)	(277)	18,922	969
Equity transaction costs	—	—	3,093	158
Tax effect of adjustments(2)	736	91	(476)	(24)
Adjusted Net income	55,031	6,753	25,114	1,286

Number of shares at beginning of period(4)	279,467,285	345,437,500	271,438.75	—
Number of shares at end of period(4)	282,429,259	345,437,500	245,740.00	345,437.50
Weighted number of outstanding shares(4)	281,519,631	345,437,500	264,632.14	135,503.11
Weighted number of shares with dilutive effects(4)	2,868,565	7,135,495	4,629.53	—
Weighted number of outstanding shares (diluted and undiluted)(3)(4)	284,388,196	352,572,995	269,261.67	135,503.11

Adjusted Basic EPS (CHF)	0.20	0.020	0.09	0.009
Adjusted Diluted EPS (CHF)	0.19	0.019	0.09	0.009
(1)    Represents non-cash share-based compensation expense. We do not consider these expenses reflective of the operating performance of the business.
(2)    The tax effect has been calculated by applying the local tax rate on the tax deductible portion of the respective adjustments.
(3)    Weighted number of outstanding shares (diluted and undiluted) are presented herein in order to calculate Adjusted Basic EPS as Adjusted Net Income for such periods.
(4)    Original share numbers have been multiplied by 1,250 to give effect to the Share Capital Reorganization that took place in 2021.

Net Working Capital
Net working capital is a financial measure that is not defined under IFRS. We use, and believe that certain investors and analysts, use this information to assess liquidity and management use of net working capital resources. We define net working capital as trade receivables, plus inventories, minus trade payables. This measure should not be considered in isolation or as a substitute for any standardized measure under IFRS.
Other companies in our industry may calculate this measure differently than we do, limiting its usefulness as a comparative measure.

	As of June 30,	As of December 31,
(CHF in thousands)	2022	2021	% Change

Accounts receivables	158,528	99,264	59.7%
Inventories	216,713	134,178	61.5%
Trade payables	(44,443)	(45,939)	(3.3)%
Net working capital	330,798	187,503	76.4%